United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature

Press Release
CVRD announces plan to offer two series of notes
Rio de Janeiro, November 13, 2006 – Companhia Vale do Rio Doce (CVRD) announces that it plans to offer ten-year and thirty-year notes in the global capital markets through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas). CVRD will use the net proceeds of this offering to repay a portion of the amounts outstanding under its two-year senior acquisition facility used to finance its recent acquisition of Inco Limited.
The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank equally in right of payment with all of CVRD’s other unsecured and unsubordinated debt obligations.
Credit Suisse Securities (USA) LLC (Credit Suisse), UBS Securities LLC (UBS), ABN AMRO Incorporated (ABN AMRO), and Santander Investment Securities Inc. (Santander) are acting as joint-lead managers and bookrunners.
The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the US Securities Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents CVRD and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, UBS, ABN AMRO, and Santander will arrange to send you the prospectus upon request by calling toll-free 1-888-226-3754 (in the United States), or by calling collect 212-409-7563 (outside the United States).
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 13, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations